SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO. ___)1


                         Crown Media Holdings, Inc.
  -----------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
  ----------------------------------------------------------------------
                       (Title of Class of Securities)


                                228411 10 4
  -----------------------------------------------------------------------
                               (CUSIP Number)


                          Charles Y. Tanabe, Esq.
                 Senior Vice President and General Counsel
                         Liberty Media Corporation
                          9197 South Peoria Street
                         Englewood, Colorado 80112
                               (720) 875-5400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                May 9, 2000
          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)


----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 228411 10 4              SCHEDULE 13D

----------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Liberty Media Corporation, 84-1288730

----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                (b)|X|

----------------------------------------------------------------------------
3      SEC USE ONLY

----------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO, WC

----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                      |_|

----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
----------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
       SHARES               9,504,930 shares
    BENEFICIALLY       -----------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH                -0-
     REPORTING         -----------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH                9,504,930
                       -----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            -0-
----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,504,930 shares

----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               |X|
       Excludes shares deemed beneficially held by an executive officer of the Reporting Person. See Item 5.
----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       Approximately 32.4% of the Class A Common Stock.  See Item 5.

----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
----------------------------------------------------------------------------



                                SCHEDULE 13D

                                Statement of

                         LIBERTY MEDIA CORPORATION

      Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                               in respect of

                         CROWN MEDIA HOLDINGS, INC.


ITEM 1. SECURITY AND ISSUER.

        Liberty Media Corporation ("Liberty" or the "Reporting Person") is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Suite 500, 6430 S. Fiddlers Green Circle, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND.

        The reporting person is Liberty, a Delaware corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty Crown, Inc., a wholly owned subsidiary of Liberty ("Liberty Crown"), is the registered holder of the shares of Class A Common Stock beneficially owned by Liberty (the "Shares").

        Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

        On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

        The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

        As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming,
(iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

        Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T:
(i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 2 is incorporated herein by reference.

        Based upon information provided to the Reporting Person by AT&T,
(i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as
Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person entered into a Contribution Agreement, dated as of January 27, 2000, with Hallmark Entertainment, Inc., Crown Media, Inc., Vision Group Incorporated ("VGI"), VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.L.C., and the Issuer (the "Contribution Agreement") providing for the acquisition (the "Acquisition") by the Reporting Person of 9,154,930 shares of Class A Common Stock, as well as the acquisition of stock of the Issuer by other parties to the Contribution Agreement. The Acquisition was consummated concurrently with the consummation of the Issuer's initial public offering (the "IPO") on May 9, 2000, with the Reporting Person causing LMC Capital LLC, a Delaware limited liability company of which the Reporting Person is the sole member, to contribute to the Issuer all of the outstanding shares of common stock of VGI, a Colorado corporation, as consideration for the 9,154,930 shares of Class A Common Stock.

        In addition, the Reporting Person, through Liberty Crown, acquired 350,000 shares of Class A Common Stock in the IPO at an aggregate price of $4,900,000. The purchase price was paid with funds from the Reporting Person's existing cash reserves.

        The foregoing summary of the terms of the Contribution Agreement is qualified in its entirety by reference to the full text of the Contribution Agreement, a copy of which has been incorporated by reference as Exhibit 7(c) to this Statement and is incorporated herein by reference.

        On May 9, 2000, the Issuer granted to David B. Koff, a Schedule 1 Person who is also a director of the Issuer, options to purchase 7,800 shares of Class A Common Stock under the Issuer's Amended and Restated 2000 Long Term Incentive Plan. Options to purchase 3,900 of the 7,800 shares of Class A Common Stock became exercisable immediately.


ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person currently holds its interest in the Issuer for investment purposes.

        Pursuant to the Contribution Agreement, the following equity interests in various legal entities were contributed to the Issuer in exchange for equity interests of the Issuer as set forth below:

              o Hallmark Entertainment, Inc. transferred to the Issuer its interests in Crown Media, Inc. in exchange for shares of the Issuer's Class B Common Stock representing about 91.3% of the Issuer's total voting power after completion of the IPO;

              o Chase Equity Associates, L.L.C. transferred to the Issuer its interests in Crown Media, Inc. in exchange for shares of the Issuer's Class A Common Stock representing approximately 1.1% of the Issuer's total voting power after completion of the IPO;

              o The Reporting Person transferred to the Issuer its interests in VGI in exchange for shares of the Issuer's Class A Common Stock representing approximately 2.7% of the Issuer's total voting power after completion of the IPO; and

               o National Interfaith Cable Coalition transferred to the Issuer its common interests in Odyssey Holdings, L.L.C. in exchange for shares of the Issuer's Class A Common Stock representing approximately 1.9% of the Issuer's total voting power after completion of the IPO.

        The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in privately negotiated transactions or otherwise or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j) Any action similar to any of those enumerated in this paragraph.

        In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) After giving effect to the Acquisition and the IPO, Liberty beneficially owns through its subsidiary, Liberty Crown, 9,504,930 shares of Class A Common Stock, 9,154,930 shares of which it acquired pursuant to the Contribution Agreement and 350,000 shares of which it acquired in the IPO. Based on the 29,329,578 shares of Class A Common Stock that were issued and outstanding as of May 9, 2000 (as indicated in the Issuer's final prospectus, dated May 3, 2000, relating to the Class A Common Stock, filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended), the 9,504,930 shares beneficially owned by the Reporting Person represented on that date approximately 32.4% of the issued and outstanding shares of Class A Common Stock (approximately 15.8% assuming conversion of all of the outstanding Class B Common Stock of the Issuer into Class A Common Stock) and approximately 2.8% of the voting power of the Class A Common Stock and Class B Common Stock voting together as a single class. The foregoing amount excludes any shares deemed beneficially owned by David B. Koff, and the Reporting Person disclaims beneficial ownership of any such shares.

               David B. Koff may be deemed the beneficial owner with his wife, Judith R. Koff, of the 3,900 shares of Class A Common Stock that he could acquire upon exercise of his currently exercisable options.

               Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Class A Common Stock.

        (b) Except as described in Item 6, Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

               To the knowledge of the Reporting Person, David B. Koff has the sole power to vote and dispose of all shares of Class A Common Stock deemed beneficially owned by him.

        (c) Except for the acquisition by Liberty Crown of 9,154,930 shares of Class A Common Stock pursuant to the Contribution Agreement and 350,000 shares of Class A Common Stock in the IPO, and the grant to David B. Koff of options to purchase 7,800 shares of Class A Common Stock, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

        (d)    Not applicable.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On May 9, 2000, the Reporting Person entered into a Stockholders Agreement with Hallmark Entertainment, Inc., VISN Management Corp., Chase Equity Associates, L.L.C. and the Issuer (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, that the Issuer's Board of Directors will consist of not less than 11 directors, with six nominated by Hallmark Entertainment, Inc., one nominated by each of Liberty, VISN Management Corp. and Chase Equity Associates and two independent directors. The rights of the parties to nominate a director terminate on the later of (1) such party owning less than 5% of the Issuer's common stock then outstanding or (2) such party ceasing to own at least 75% of the Issuer's common stock such party owned as a result of the consummation of the transactions contemplated by the Contribution Agreement.

        The parties to the Stockholders Agreement, other than the Issuer, agreed not to transfer any shares of common stock of the Issuer until after 180 days from the completion of the IPO. They also agreed not to transfer more than 25% of the Issuer's common stock owned by them as a result of the consummation of the transactions contemplated by the Contribution Agreement until after the second anniversary of the Stockholders Agreement, except to their affiliates, another party to the Stockholders Agreement or such party's affiliates, to their executives in connection with a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or sale of all of the Issuer's common stock to, a third party that is not affiliated with the Issuer.

        In addition, the Stockholders Agreement provides that, in the event that Hallmark Entertainment, Inc. proposes to transfer 20% or more of the Issuer's outstanding common stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to a proportionate number of such other party's shares. The Stockholders Agreement also provides that if the Issuer issues for cash an amount of its common stock, in either a public offering or private transaction, that causes Liberty and its affiliates to own, in the aggregate, less than 10% of the Issuer's outstanding common stock, Liberty will have the right to purchase, at such public offering price or the average closing price of the Class A Common Stock over a five-day period prior to the closing of such private transaction, as applicable, an amount of Class A Common Stock so as to restore its 10% ownership interest. Liberty must exercise this right not less than seven days prior to the closing of such issuance.

        Under the Stockholders Agreement, Hallmark Entertainment, Inc. will have the right to require the Issuer on four occasions, and the other parties, as a group, will have the right to require the Issuer on two occasions, to register for sale the shares of the Issuer's common stock held by them, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Issuer's common stock then outstanding. The other parties also have an unlimited number of "piggy back" registration rights. In other words, any time the Issuer registers its common stock for sale, the other parties have the right to include their common stock in that offering and sale.

        The foregoing summary of the terms of the Stockholders Agreement is qualified in its entirety by reference to the full text of the form of Stockholders Agreement, a copy of which has been incorporated by reference as Exhibit 7(d) to this Statement and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.         EXHIBIT

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Contribution Agreement, among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.L.C., and the Issuer, dated as of January 27, 2000 (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-95573) filed on March 10,
                    2000).

7(d) Form of Stockholders Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-95573) filed on March 10, 2000).



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2000

                                     LIBERTY MEDIA CORPORATION


                                     By: /s/ Charles Y. Tanabe
                                         _____________________________
                                         Name:   Charles Y. Tanabe
                                         Title:  Senior Vice President



                                 SCHEDULE 1

                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                         LIBERTY MEDIA CORPORATION

    The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


NAME                     PRINCIPAL OCCUPATION
----                     --------------------

John C. Malone           Chairman of the Board and Director of the
                         Reporting Person; Director of AT&T Corp.

Robert R. Bennett        President, Chief Executive Officer and Director of
                         the Reporting Person

Gary S. Howard           Executive Vice President, Chief Operating Officer
                         and Director of the Reporting Person

Daniel E. Somers         Director of the Reporting Person; President and
                         Chief Executive Officer of AT&T Broadband, LLC
                         (f/k/a Tele-Communications, Inc.)

John C. Petrillo         Director of the Reporting Person; Executive Vice
                         President, Corporate Strategy and Business
                         Development of AT&T Corp.

Larry E. Romrell         Director of the Reporting Person; Consultant to
                         AT&T Broadband, LLC (f/k/a Tele-Communications,
                         Inc.)

Jerome H. Kern           Director of the Reporting Person; Chairman of the
                         Board and Chief Executive Officer of On Command
                         Corporation

Paul A. Gould            Director of the Reporting Person; Managing
                         Director of Allen & Company Incorporated

John D. Zeglis           Director of the Reporting Person; Director and
                         President of AT&T Corp; Chairman of the Board and
                         Chief Executive Officer of AT&T Wireless Group.

David B. Koff            Senior Vice President and Assistant Secretary of
                         the Reporting Person

Charles Y. Tanabe        Senior Vice President, General Counsel and
                         Assistant Secretary of the Reporting Person

Carl E. Vogel            Senior Vice President of the Reporting Person

Peter Zolintakis         Senior Vice President of the Reporting Person

Vivian J. Carr           Vice President and Secretary of the Reporting Person

David J.A. Flowers       Vice President and Treasurer of the Reporting Person

Kathryn Scherff          Vice President and Controller of the Reporting Person



                                 SCHEDULE 2

                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                 AT&T CORP.


    The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.


NAME                          TITLE
----                          -----

C. Michael Armstrong          Chairman of the Board, Chief Executive
                              Officer and Director

Kenneth T. Derr               Director; Chairman of the Board, Retired, of
                              Chevron Corporation

M. Kathryn Eickhoff           Director; President of Eickhoff Economics
                              Incorporated

Walter Y. Elisha              Director; Chairman of the Board and Chief
                              Executive Officer, Retired, of Springs
                              Industries, Inc.

George M. C. Fisher           Director; Chairman of the Board of Eastman
                              Kodak Company

Donald V. Fites               Director; Chairman of the Board, Retired, of
                              Caterpillar, Inc.

Amos B. Hostetter, Jr.        Director; Chairman of the Board of Pilot
                              House Associates

Ralph S. Larsen               Director; Chairman of the Board and Chief
                              Executive Officer of Johnson & Johnson

John C. Malone                Director; Chairman of the Board of the
                              Reporting Person

Donald F. Mchenry             Director; President of The IRC Group LLC

Michael I. Sovern             Director; President Emeritus and Chancellor
                              Kent Professor of Law at Columbia University

Sanford I. Weill              Director; Chairman of the Board and Co-CEO of
                              Citigroup Inc.

Thomas H. Wyman               Director

John D. Zeglis                President of AT&T Corp; Chief Executive
                              Officer of AT&T Wireless Group and Director

Harold W. Burlingame          Executive Vice President, Merger & Joint
                              Venture Integration

James W. Cicconi              Executive Vice President-Law & Government
                              Affairs and General Counsel

Mirian M. Graddick            Executive Vice President, Human Resources

Frank Ianna                   Executive Vice President and President, AT&T
                              Network Services

Michael G. Keith              Executive Vice President, AT&T Wireless Group

Richard J. Martin             Executive Vice President, Public Relations
                              and Employee Communication

David C. Nagel                President of AT&T Labs; Chief Technology Officer

John C. Petrillo              Executive Vice President, Corporate Strategy
                              and Business Development

Richard R. Roscitt            Executive Vice President and President of
                              AT&T Business Services

Daniel E. Somers              President and CEO of AT&T Broadband



                               EXHIBIT INDEX


EXHIBIT NO.         EXHIBIT

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Contribution Agreement, among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.L.C., and the Issuer, dated as of January 27, 2000 (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-95573) filed on March 10,
                    2000).

7(d) Form of Stockholders Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-95573) filed on March 10, 2000).